Exhibit 12.1

VISTRA ENERGY CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
	Three Months Ended March 31, 2018 (a)	Year Ended December 31, 2017	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016 (d)	Year Ended December 31,
					2015	2014	2013
	(in millions, except ratios)
EARNINGS:
Net income (loss)	$(306)	$(254)	$(163)	$22,851	$(4,677)	$(6,229)	$(2,304)
Add: Total federal income tax expense (benefit)	89	504	(70)	(1,267)	(879)	(2,320)	(732)
Fixed charges (see detail below)	(1)	223	70	1,071	1,318	1,784	1,960
Preferred dividends of subsidiaries	(2)	(7)	(2)	—	—	—	—

Total earnings (loss)	$(220)	$466	$(165)	$22,655	$(4,238)	$(6,765)	$(1,076)

FIXED CHARGES: (b)
Interest expense	$(6)	$200	$63	$1,058	$1,300	$1,766	$1,941
Rentals representative of the interest factor	5	23	7	13	18	18	19

Total fixed charges	$(1)	$223	$70	$1,071	$1,318	$1,784	$1,960

RATIO OF EARNINGS TO FIXED CHARGES (c)	—	2.09	—	21.15	—	—	—

(a)	Does not reflect the impacts of the Transactions, namely: (i) the Merger on April 9, 2018 between Vistra Energy and Dynegy, with Vistra Energy continuing as surviving corporation nor (ii) the repayment on May 1, 2018 of $850 million aggregate principal amount of legacy Dynegy 6.75% senior notes due 2019, whereby Vistra utilized $864 million of cash to pay the principal and redemption premium.
(b)	Excludes accretion expense related to the Tax Receivables Agreement.
(c)	Fixed charges exceeded earnings by $219 million, $235 million, $5.556 billion, $8.549 billion and $3.036 billion for the Successor for the three months ended March 31, 2018 and the period from October 3, 2016 through December 31, 2016 and the Predecessor for the years ended December 31, 2015, 2014 and 2013, respectively.
(d)	For the Predecessor period from January 1, 2016 through October 2, 2016, the ratio of earnings to fixed charges is not comparable to the other years presented due to net gains related to bankruptcy-related reorganization items including significant gains on extinguishing claims pursuant to the Plan of Reorganization. Excluding the effects of these net gains, fixed charges exceeded earnings by $653 million.